

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

<u>Via E-mail</u>
Jerold Rubinstein
Chief Executive Officer
Stratus Media Group, Inc.
1800 Century Park East, 6th Floor
Los Angeles, CA 90067

      Re: Stratus Media Group, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed October 31, 2013
             File No. 000-24477

Dear Mr. Rubinstein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Loan Lauren P. Nguyen

                         Loan Lauren P. Nguyen
                         Special Counsel

cc: <u>Via E-mail</u>
        David L. Ficksman, Esq.